EXHIBIT 1
                                                                       ---------

8 September 2004

                                  WPP Group plc

Application has been made to the UK Listing Authority and to the London Stock Exchange for the listing of 1,754,520 ordinary shares of 10p each fully paid in respect of an allotment made under the WPP notional share award plan. These shares will rank pari passu in all respects with the existing issued ordinary shares and are to be admitted to the Official List and to trading on the London Stock Exchange.

END


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